UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-05153

MARATHON OIL CORPORATION
(Exact name of registrant as specified in its charter)

c/o ConocoPhillips Kelly B. Rose 925 N. Eldridge Parkway Houston, Texas 77079 (281) 293-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

4.400% Senior Notes due 2027

5.300% Senior Notes due 2029

6.800% Senior Notes due 2032

5.700% Senior Notes due 2034

6.600% Senior Notes due 2037

5.200% Senior Notes due 2045

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date*:

•	Common Stock, par value $1.00 per share: 1

•	4.400% Senior Notes due 2027: 78

•	5.300% Senior Notes due 2029: 61

•	6.800% Senior Notes due 2032: 64

•	5.700% Senior Notes due 2034: 66

•	6.600% Senior Notes due 2037: 68

•	5.200% Senior Notes due 2045: 61

*As previously disclosed, on May 28, 2024, Marathon Oil Corporation (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among ConocoPhillips (“ConocoPhillips”), a Delaware corporation, Puma Merger Sub Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of ConocoPhillips, and the Company. On November 22, 2024, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of ConocoPhillips. This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Marathon Oil Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MARATHON OIL CORPORATION

By:	/s/ Kelly B. Rose
Name:	Kelly B. Rose
Title:	Senior Vice President, Legal, General Counsel and Corporate Secretary

Date: December 2, 2024